UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4)

NovaGold Resources Inc.

(Name of issuer)

Common Shares

 (Title of Class of Securities)

66987E206

 (CUSIP Number)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

April 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON -I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barrick Gold Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WK, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2006, as amended and supplemented by Amendment No. 41 to the Schedule TO filed on December 7, 2006, Amendment No. 42 to the Schedule TO filed on December 12, 2006 and Amendment No. 3 to the Statement on Schedule 13D filed on April 9, 2007 (as so amended, the “Schedule 13D”), by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario (“Barrick”).

Capitalized terms used herein and not defined have the respective meanings assigned to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) and (b) The responses to Rows (7) through (13) of the cover page of this Amendment are incorporated herein by reference.

(c) Since the date of the most recent filing on Schedule 13D, Barrick has made sales of Common Shares as set forth in the table below. As of April 20, 2007 Barrick has ceased to hold any Common Shares.

Sale Date	No. of Shares	Price Per Share	Where Transaction Was Effected
April 18, 2007	103,700	CAD $19.7013	Toronto Stock Exchange
April 19, 2007	1,415,500	CAD $18.3421	Toronto Stock Exchange
April 20, 2007	12,064,402	U.S. $16.2500	American Stock Exchange

(d)    Not applicable.

(e)    Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    April 20, 2007

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Vice President, Assistant General Counsel and Secretary